SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
February 10, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following report:
“Philips' Fourth Quarter Results 2025”, dated February 10, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 10th day of February 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Full year and quarterly report
Q4 2025

Philips delivers full year 2025 with growth acceleration, strong margin expansion and solid cash flow; announces 2026-2028 targets at Capital Markets Day

Amsterdam, February 10, 2026
Full year and Q4 highlights
•Comparable order intake growth 6% in 2025; up 7% in Q4
•Group sales of EUR 17.8 billion in 2025, EUR 5.1 billion in Q4; comparable sales growth 2% in 2025, 7% in Q4
•Income from operations was EUR 1,424 million in 2025; EUR 540 million in Q4
•Adjusted EBITA margin increased 80 basis points to 12.3% of sales in 2025; up 160 basis points to 15.1% in Q4
•Operating cash flow of EUR 1,172 million in 2025; EUR 1,391 million in Q4
•Free cash flow of EUR 512 million in 2025; EUR 1,200 million in Q4
•Productivity savings of EUR 0.8 billion in 2025; delivered 2023-2025 target of EUR 2.5 billion
•Proposed 2025 dividend of EUR 0.85 per share, in shares or cash at the option of the shareholder
•Outlook for 2026 published

Capital Markets Day
•Philips sets out plan to drive profitable growth to deliver sustainable value, including new, integrated 2030 Impact Ambitions. Plan comprises three pillars: segment-specific growth strategies, innovation as a key growth driver and continued disciplined execution
•Philips publishes 2026-2028 financial targets, including mid-single-digit comparable sales growth CAGR over the period and mid-teens Adjusted EBITA margin in 2028

Roy Jakobs, CEO of Royal Philips:
“In 2025, we delivered on our commitments as we scaled better care for more people. We strengthened our company while navigating a dynamic macro-environment. We ended the year with strong order growth and sales, robust margin expansion despite tariffs, solid cash generation, and we exit the year with a robust balance sheet.
Over the past three years, we have strengthened Philips at its core. Our employees live our culture of impact with care, guided by an expert leadership team. We prioritized quality, built supply chain resilience, and simplified how we operate. This focus delivered customer-driven innovation. We launched the new Azurion neuro biplane platform to advance minimally invasive diagnosis and treatment for neurovascular patients. We presented our latest innovations in 3.0T helium-free MR. We introduced centralized patient monitoring designed for enterprise-scale care. We expanded our OneBlade platform into an all-body solution. We remained true to our purpose, and delivered on our promise to create value with sustainable impact.
Today we enter our next phase of driving profitable growth. Our unique platform-based innovations in healthcare and self-care, combined with our strong execution capability and fully integrated impact ambitions, provide Philips with a strong growth foundation in a world where data and AI are rapidly transforming care. These structural advantages enable us to move forward with confidence.
Our talented, passionate team is energized and executing with purpose and discipline as we drive meaningful impact for patients, consumers and health systems.”

Full year and Q4 report 2025	1

Group and segment performance
For the quarter, comparable order intake increased 7%, supported by growth in both Diagnosis & Treatment and Connected Care and continued strong performance in North America. Group comparable sales increased 7%, with growth in all segments.

Adjusted EBITA margin increased strongly by 160 basis points to 15.1% in the quarter, driven by higher sales, gross margin from recently launched innovations, and productivity, more than offsetting the impact from incremental tariffs. Free cash flow was EUR 1,200 million.

For the full year, comparable order intake increased 6% and comparable sales growth was 2%. Adjusted EBITA increased 80 basis points to 12.3%, driven by underlying gross margin and strong productivity, which more than offset the impact from increased tariffs after substantial mitigations. Free cash flow was EUR 512 million. Free cash flow included a EUR 1,025 million payment for Respironics recall-related medical monitoring and personal injury settlements in the US.

Diagnosis & Treatment comparable sales increased 4% in Q4. Adjusted EBITA margin was 11.8% in Q4, down 30 basis points, mainly due to tariffs and partly offset by higher gross margin from innovation and productivity. For the full year, the Diagnosis & Treatment Businesses recorded 0% comparable sales growth and an Adjusted EBITA margin of 11.7%.

Connected Care comparable sales increased 7% in Q4. Adjusted EBITA margin improved 150 basis points to 16.5% in Q4, driven by operating leverage, improved gross margin and productivity, and partly offset by tariffs. For the full year, the Connected Care Businesses recorded a 3% comparable sales increase, and Adjusted EBITA margin increased to 10.7%.

Personal Health comparable sales increased 14% in Q4. Adjusted EBITA margin increased 500 basis points to 23.0% in Q4, driven by higher sales and productivity, and partly offset by tariffs. For the full year, Personal Health comparable sales were 8%, and Adjusted EBITA margin increased to 18.0%.

Innovation highlights
•At RSNA, Philips presented three world-first innovations, including the world's first BlueSeal helium-free 3.0T MR magnet1; Philips Verida, the world's first detector-based Spectral CT fully powered by AI, and the next generation of Philips Vue PACS with a zero-footprint, web-based diagnostic viewer.
•Philips signed in December 2025 and completed in January 2026 the acquisition of SpectraWAVE, delivering the most advanced and complete portfolio for coronary interventional procedures in the industry.
•Philips signed a five-year strategic partnership with AdventHealth, a large not-for-profit healthcare system in the US with more than 50 hospital campuses across nine states. The collaboration will replace and upgrade patient monitors across the network, coupled with Philips’ Software Evolution Service program, supporting standardized workflows, improved patient safety, and a future-ready monitoring infrastructure across care settings.
•Philips secured a landmark competitive radiology IT partnership with one of the largest private healthcare providers in the US. The collaboration will standardize Philips’ cloud-based HealthSuite Imaging PACS, hosted on Amazon Web Services, across almost 30 hospitals, replacing competitive systems and supporting millions of imaging studies annually with scalable, efficient diagnostic workflows.
•At the China International Import Expo, Philips revealed new oral care, grooming, and haircare innovations, including Sonicare Prestige 9900 and Norelco i9000 Prestige, reinforcing our commitment to meaningful, locally relevant innovation in China.
•The RADIQAL clinical trial has enrolled almost half of the targeted patients, testing the effectiveness of Philips’ new ultra-low-dose technology, SmartIQ, in reducing radiation without impacting procedure performance.
•Philips was named a Clarivate Top 100 Global Innovator for 2026 for the 13th consecutive year, ranking as the highest medical technology company, with industry-leading R&D investment and a strong innovation pipeline.
Productivity
Philips has successfully delivered its three-year, EUR 2.5 billion productivity program, including EUR 0.8 billion of productivity savings in 2025.

Outlook
For 2026, Philips expects:
•Comparable sales growth: 3%-4.5%
•Adjusted EBITA margin: 12.5%-13.0%
•Free cash flow: EUR 1.3-1.5 billion

Within the context of an uncertain macro-environment, Philips' 2026 outlook includes currently known tariffs. It excludes ongoing Philips Respironics-related proceedings, including the investigation by the US Department of Justice.

Capital allocation
Philips intends to submit to the 2026 Annual General Meeting of Shareholders a proposal to declare a dividend of EUR 0.85 per common share, in shares or cash at the option of the shareholder.

1 3.0T Helium-free MR is Work in Progress and not available in any jurisdiction. Its future availability cannot be guaranteed.

Full year and Q4 report 2025	2

Capital Markets Day
Driving profitable growth to deliver sustainable value
Later today, Philips will present its plan to drive profitable growth to deliver sustainable value. The company enters this next phase of its strategy having strengthened its core fundamentals, team and culture, resilience and execution agility. Building on this foundation, Philips is leveraging its scalable platform-based innovation advantage, supported by a large global customer base and a trusted brand across healthcare and self-care. There are three pillars to this plan:

Creating value through segment-specific strategies that reflect the distinct needs of different customers, markets and technologies. By making deliberate choices on where to compete, how to win, and how to allocate capital, the company maximizes the potential of each segment while delivering consistent value across its portfolio.

Innovation as a key growth driver with platform-based solutions as our unique differentiator. Customer- and consumer-centric innovation and platform-based solutions integrate hardware, software, data, and AI. This will enable Philips to address clinical, operational and everyday health challenges, enabling better outcomes, improved experiences, and sustainable profitable growth.

Disciplined execution underpins this approach. Quality and compliance remain Philips' number one priority. Resilient operations will ensure Philips can continue to act with agility in an uncertain macro-environment. Simplification and AI will drive enhanced productivity and speed. The company will step-up commercial and service excellence. Philips will translate innovation into impact, scale solutions effectively, and deliver reliably on its commitments.

This plan will be delivered by Philips' expert leadership team and an engaged and talented workforce, supported by the company's culture of impact with care, focused on performance, innovation and growth.

Mid-term targets for 2026-2028
As a result of this strategy Philips aims to deliver the following mid-term targets for 2026-2028:
•Comparable sales growth at mid-single-digits CAGR
•Adjusted EBITA margin at mid-teens in 2028
•Free cash flow of EUR 4.5-5.0 billion cumulatively over the period
•EUR 1.5 billion of productivity savings in the period 2026-2028

Within the context of an uncertain macro-environment, Philips' mid-term targets include currently known tariffs. They exclude ongoing Philips Respironics-related proceedings, including the investigation by the US Department of Justice.

Philips 2030 Impact Ambitions
Philips launches its 2030 Impact Ambitions, building on strong achievement of its 2020-2025 ESG commitments. The ambitions are fully integrated into the company’s plan to drive profitable growth and deliver sustainable value. Embedded in business strategies and performance management with roadmaps per business, the ambitions focus on improving health and well-being, reducing absolute environmental impact across the value chain in line with science-based frameworks, enabled by strong governance.

Further information: conference call, video webcast and website
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 09:00 am CET today to discuss the fourth quarter results. Philips Capital Markets Day will also take place on the same day, and the live webcast will start at 12:00 pm CET. Replay of these events, and related materials, which includes additional information including forward-looking statements and further information on our outlook, will be available on the Philips Investor Relations webpage.

Full year and Q4 report 2025	3

Fourth quarter highlights
Key data in millions of EUR unless otherwise stated*

	Q4 2025	Q4 2024
Sales	5,097	5,044
Nominal sales growth	1%	0%
Comparable sales growth ¹	7%	1%
Comparable order intake ²	7%	2%
Income from operations	540	199
as a % of sales	11%	4%
Financial income (expenses), net	(71)	(75)
Results of associates	(3)	(9)
Income tax (expense) benefit	(73)	(449)
Income from continuing operations	393	(333)
Discontinued operations, net of income taxes	4	-
Net income	397	(333)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.41	(0.35)
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.60	0.50
Net income attributable to shareholders ³ (in EUR) - diluted	0.41	(0.35)
EBITA ¹	591	393
as a % of sales	11.6%	7.8%
Adjusted EBITA ¹	770	679
as a % of sales	15.1%	13.5%
Adjusted EBITDA ¹	991	905
as a % of sales	19.4%	17.9%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance Indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

•Comparable sales increased by 7%, driven by growth across all segments. The Diagnosis & Treatment segment comparable sales growth increased by 4%, Connected Care by 7%, and Personal Health by 14%.
•Income from operations increased by EUR 341 million, mainly driven by higher gross margin, operational improvements, lower impairment charges in relation to intangible assets, and lower charges in restructuring, acquisition-related and other items, partly offset by higher tariffs.
•Adjusted EBITA increased to EUR 770 million and the margin improved to 15.1%, mainly driven by sales growth, favorable mix effects and productivity measures, partly offset by higher tariffs.
•Restructuring, acquisition-related and other items amounted to a loss of EUR 179 million, compared with a loss of EUR 286 million in Q4 2024. Q4 2025 mainly includes EUR 91 million in restructuring and acquisition-related charges, EUR 21 million in Respironics field-action running costs, EUR 29 million of Respironics consent decree charges, and EUR 47 million for quality actions.
•Income tax expense decreased by EUR 376 million, mainly driven by the comparative impact of the de-recognition of deferred tax assets in the US in Q4 2024 and recognition of deferred tax assets in other jurisdictions in Q4 2025, partly offset by higher income before tax in Q4 2025.
•Net income increased to EUR 397 million, mainly driven by income from operations as explained above, and lower tax charges.

Sales per geographic area in millions of EUR unless otherwise stated

			% change
	Q4 2025	Q4 2024	nominal	comparable ¹
Western Europe	1,229	1,223	1%	1%
North America	2,050	2,092	(2%)	6%
Other mature geographies	389	427	(9%)	0%
Mature geographies	3,668	3,742	(2%)	4%
Growth geographies	1,429	1,302	10%	15%
Philips Group	5,097	5,044	1%	7%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales in Mature geographies showed 4% growth, mainly driven by North America, with a strong contribution from Connected Care.
•Growth geographies showed 15% comparable sales growth, mainly driven by Personal Health, including strong contributions from China, and Diagnosis & Treatment.

Cash and cash equivalents balance in millions of EUR

	Q4 2025	Q4 2024
Beginning cash balance	1,912	1,512
Free cash flow ¹	1,200	1,285
Net cash flows from operating activities	1,391	1,459
Net capital expenditures	(191)	(174)
Other cash flows from investing activities	(6)	75
Treasury shares transactions	5	(143)
Changes in debt	(327)	(396)
Other cash flow items	9	65
Net cash flows from discontinued operations	-	4
Ending cash balance	2,794	2,401
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Net cash flows from operating activities decreased, mainly due to the comparative impact of the Respironics insurance receipt of EUR 367 million in Q4 2024, partly offset by higher earnings.
•Treasury shares included the cash receipt from employee option transactions.
•Changes in debt in Q4 2025 mainly included bond repayments of EUR 257 million.
•Other cash flow items mainly reflects the foreign currency impact on the cash balance.
Amounts may not add up due to rounding.*

Full year and Q4 report 2025	4

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated*

	Q4 2025	Q4 2024
Sales	2,403	2,440
Nominal sales growth	(2%)	(2%)
Comparable sales growth ¹	4%	(1%)
Income from operations	225	3
as a % of sales	9.4%	0.1%
EBITA ¹	243	159
as a % of sales	10.1%	6.5%
Adjusted EBITA ¹	284	295
as a % of sales	11.8%	12.1%
Adjusted EBITDA ¹	336	349
as a % of sales	14.0%	14.3%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Comparable sales increased by 4%. Image Guided Therapy showed double-digit growth, while Precision Diagnosis was flat.
•Mature geographies recorded low-single-digit growth. Growth geographies showed high-single-digit growth.
•Adjusted EBITA decreased to EUR 284 million and the margin was 11.8%, mainly due to higher tariffs, partly offset by improved gross margin from innovation and productivity measures.
•Restructuring, acquisition-related and other items amounted to EUR 41 million, compared with EUR 136 million in Q4 2024. The decrease was mainly driven by lower restructuring charges.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q4 2025	Q4 2024
Sales	1,422	1,426
Nominal sales growth	0%	5%
Comparable sales growth ¹	7%	7%
Income from operations	92	58
as a % of sales	6.5%	4.1%
EBITA ¹	119	88
as a % of sales	8.3%	6.2%
Adjusted EBITA ¹	235	214
as a % of sales	16.5%	15.0%
Adjusted EBITDA ¹	293	276
as a % of sales	20.6%	19.3%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 7%, mainly driven by double-digit growth in Monitoring and mid-single-digit growth in Enterprise Informatics.
•Comparable sales in Mature geographies showed high-single-digit growth. Growth geographies recorded low-single-digit growth.
•Adjusted EBITA increased to EUR 235 million and the margin increased to 16.5%, mainly driven by operating leverage, improved gross margin and productivity measures, partly offset by higher tariffs.
•Restructuring, acquisition-related and other items amounted to EUR 116 million, compared with EUR 126 million in Q4 2024. Q4 2025 mainly includes EUR 60 million restructuring and acquisition-related charges, EUR 29 million of Respironics consent decree charges, EUR 21 million in Respironics field-action running costs, and EUR 14 million related to quality actions.
Personal Health
Key data in millions of EUR unless otherwise stated

	Q4 2025	Q4 2024
Sales	1,118	1,027
Nominal sales growth	9%	(4%)
Comparable sales growth ¹	14%	(2%)
Income from operations	250	176
as a % of sales	22.3%	17.1%
EBITA ¹	253	180
as a % of sales	22.7%	17.5%
Adjusted EBITA ¹	257	185
as a % of sales	23.0%	18.0%
Adjusted EBITDA ¹	280	211
as a % of sales	25.0%	20.5%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 14%, driven by double-digit growth in Growth geographies, including a strong contribution from China on the back of a low comparison base. Mature geographies showed growth in the mid-single-digits.
•Adjusted EBITA increased to EUR 257 million and the margin improved to 23.0%, mainly driven by sales growth and productivity measures, partly offset by higher tariffs.
•Restructuring, acquisition-related and other items amounted to EUR 4 million in Q4 2025, compared with EUR 5 million in Q4 2024.

Other
Key data in millions of EUR unless otherwise stated

	Q4 2025	Q4 2024
Sales	155	151
Income from operations	(27)	(38)
EBITA ¹	(24)	(34)
Adjusted EBITA ¹ of:	(6)	(15)
IP Royalties	88	78
Innovation	(23)	(32)
Central costs	(73)	(63)
Other	1	1
Adjusted EBITDA ¹	81	69
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Sales were higher compared with the previous year, mainly driven by higher royalty income.
•Adjusted EBITA improved by 9 million, mainly driven by higher royalty income.
•Restructuring, acquisition-related and other items totaled EUR 18 million, compared with EUR 19 million in Q4 2024.
Amounts may not add up due to rounding.*

Full year and Q4 report 2025	5

Proposed dividend distribution
A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 8, 2026, to declare a distribution of EUR 0.85 per common share, in shares or cash at the option of the shareholder, against the net income for 2025.
If the above dividend proposal is adopted, the shares will be traded ex-dividend at the Euronext Amsterdam as of May 12, 2026, and at the New York Stock Exchange as of May 13, 2026. In compliance with the listing requirements of Euronext Amsterdam and the New York Stock Exchange, the dividend record date will be May 13, 2026.
Shareholders will be given the opportunity to make their choice between shares and cash between May 14 and May 28, 2026, for shares traded at the New York Stock Exchange, and between May 14 and May 29, 2026, for shares traded at Euronext Amsterdam. If no choice is made during this election period, the dividend will be distributed in shares.
The number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 27, 28 and 29, 2026. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on June 2, 2026. Delivery of new common shares and payment of the dividend, with settlement of fractions in cash, if required, will take place from June 3, 2026.
Further details will be given in the agenda with explanatory notes for the 2026 Annual General Meeting of Shareholders. All dividend information mentioned remains provisional until then.

Full year and Q4 report 2025	6

Full-year highlights

Key data in millions of EUR unless otherwise stated

	January to December
	2025	2024
Sales	17,834	18,021
Nominal sales growth	(1%)	(1%)
Comparable sales growth ¹	2%	1%
Comparable order intake ²	6%	1%
Income from operations	1,424	529
as a % of sales	8%	3%
Financial income (expenses), net	(233)	(282)
Results of associates	(9)	(124)
Income tax (expense) benefit	(282)	(963)
Income from continuing operations	901	(840)
Discontinued operations, net of income taxes	(4)	142
Net income	897	(698)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.93	(0.88)
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	1.56	1.36
Net income attributable to shareholders ³ (in EUR) - diluted	0.93	(0.74)
EBITA ¹	1,665	921
as a % of sales	9.3%	5.1%
Adjusted EBITA ¹	2,195	2,077
as a % of sales	12.3%	11.5%
Adjusted EBITDA ¹	3,046	2,982
as a % of sales	17.1%	16.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance Indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.
•Comparable sales increased by 2%, with high-single-digit growth in Personal Health, low-single-digit growth in Connected Care and flat comparable sales in Diagnosis & Treatment.
•Income from operations increased by EUR 895 million, mainly driven by higher gross margin, the comparative impact of EUR 984 million for the Respironics litigation provision (which was partly offset by EUR 538 million insurance income related to the Respironics product liability claims) recorded in 2024, lower charges in restructuring, acquisition-related and other items, and lower impairment charges in relation to intangible assets.
•Adjusted EBITA increased to EUR 2,195 million and the margin increased to 12.3%, mainly driven by operating leverage, favorable mix effects and productivity measures, and partly offset by higher tariffs.
•Restructuring, acquisition-related and other items amounted to EUR 531 million, compared with EUR 1,156 million in 2024. 2025 includes EUR 260 million for restructuring and acquisition-related charges, EUR 112 million in Respironics field-action running costs, EUR 97 million for Respironics consent decree charges, EUR 89 million for charges in relation to quality actions, and a EUR 27 million contract settlement gain.
•Income tax expense decreased by EUR 681 million, mainly driven by the comparative impact of the de-recognition of deferred tax assets in the US in 2024 and recognition of deferred tax assets in other jurisdictions in 2025, partly offset by higher income before tax in 2025.
•Net income increased by EUR 1,595 million, mainly driven by the higher income from operations as explained above, lower income tax charges, lower impairments in results of associates and lower financial expenses. The increase was partly offset by lower income from discontinued operations.

Sales per geographic area in millions of EUR unless otherwise stated

	January to December		% change
	2025	2024	nominal	comparable[1]
Western Europe	3,921	3,978	(1%)	(1%)
North America	7,542	7,655	(1%)	3%
Other mature geographies	1,452	1,526	(5%)	(1%)
Mature geographies	12,915	13,159	(2%)	1%
Growth geographies	4,919	4,863	1%	5%
Philips Group	17,834	18,021	(1%)	2%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales in Mature geographies increased, mainly driven by North America.
•Growth geographies showed mid-single-digit growth, mainly driven by double-digit growth in Middle East and Turkey and in Central Eastern Europe, and high-single-digit growth in Latin America.

Cash and cash equivalents balance in millions of EUR

	January to December
	2025	2024
Beginning cash balance	2,401	1,869
Free cash flow ¹	512	906
Net cash flows from operating activities	1,172	1,569
Net capital expenditures	(660)	(663)
Other cash flows from investing activities	(77)	90
Treasury shares transactions	13	(410)
Changes in debt	424	(83)
Dividend paid to shareholders	(328)	(1)
Other cash flow items	(141)	43
Net cash flows from discontinued operations	(10)	(13)
Ending cash balance	2,794	2,401
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Net cash flows from operating activities decreased, mainly due to the cash payment of EUR 1,025 million for Respironics recall-related medical monitoring and personal injury settlements in 2025, partly offset by improved working capital. 2024 included payments in connection with the Respironics economic loss settlement in the US and Respironics insurance proceeds.
•Other cash flows from investing activities decreased, mainly due to the comparative impact of the proceeds from a divested business in 2024.
•Changes in debt mainly includes the new EUR 1 billion bonds issued in May 2025, partly offset by debt repayments.
•Dividend paid to shareholders in 2025 reflects the cash portion of the dividend and related withholding tax, whereas the dividend distributed in 2024 was fully settled in shares.
•Other cash flow items reflects the foreign currency impact on the cash balance, primarily due to USD depreciation.

Full year and Q4 report 2025	7

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated

	January to December
	2025	2024
Sales	8,531	8,790
Sales growth
Nominal sales growth	(3%)	0%
Comparable sales growth ¹	0%	1%
Income from operations	804	592
as a % of sales	9.4%	6.7%
EBITA ¹	877	817
as a % of sales	10.3%	9.3%
Adjusted EBITA ¹	998	1,018
as a % of sales	11.7%	11.6%
Adjusted EBITDA ¹	1,188	1,219
as a % of sales	13.9%	13.9%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales were flat. Mid-single-digit growth in Image Guided Therapy was offset by a low-single-digit decline in Precision Diagnosis.
•Comparable sales in Mature geographies were flat. Growth geographies were also flat, including a decline in China.
•Adjusted EBITA decreased to EUR 998 million and the margin improved to 11.7%, mainly driven by improved gross margin from innovation and productivity measures, offset by higher tariffs.
•Restructuring, acquisition-related and other items amounted to EUR 120 million, and included EUR 77 million for charges in relation to quality actions and EUR 43 million in restructuring and acquisition-related charges. This is compared with EUR 202 million in 2024.

Connected Care
Key data in millions of EUR unless otherwise stated

	January to December
	2025	2024
Sales	5,076	5,134
Sales growth
Nominal sales growth	(1%)	0%
Comparable sales growth ¹	3%	2%
Income from operations	89	(466)
as a % of sales	1.8%	(9.1%)
EBITA ¹	230	(324)
as a % of sales	4.5%	(6.3%)
Adjusted EBITA ¹	544	494
as a % of sales	10.7%	9.6%
Adjusted EBITDA ¹	791	747
as a % of sales	15.6%	14.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales increased by 3%, mainly driven by mid-single-digit growth in Monitoring and low-single-digit growth in Enterprise Informatics.
•Mature geographies showed low-single-digit growth. Growth geographies also showed low-single-digit growth, despite a decline in China.
•Income from operations increased by EUR 555 million, mainly driven by the comparative impact of the EUR 984 million Respironics litigation provision, which was partly offset by EUR 538 million in insurance income related to Respironics product liability claims recorded in 2024.
•Adjusted EBITA increased to EUR 544 million and the margin improved 10.7%, mainly driven by operating leverage, improved gross margin and productivity measures, partly offset by higher tariffs.
•Restructuring, acquisition-related and other items were EUR 314 million, compared with EUR 818 million in 2024, which included Respironics litigation provision charges of EUR 984 million and EUR 538 million in insurance income related to the Respironics product liability claims. 2025 includes EUR 126 million in restructuring and acquisition-related charges, EUR 112 million for Respironics field-action running costs, EUR 97 million in Respironics consent decree charges, and a EUR 27 million contract settlement gain.

Personal Health
Key data in millions of EUR unless otherwise stated

	January to December
	2025	2024
Sales	3,673	3,486
Sales growth
Nominal sales growth	5%	(3%)
Comparable sales growth ¹	8%	(1%)
Income from operations	631	544
as a % of sales	17.2%	15.6%
EBITA ¹	645	559
as a % of sales	17.6%	16.0%
Adjusted EBITA ¹	662	584
as a % of sales	18.0%	16.7%
Adjusted EBITDA ¹	752	679
as a % of sales	20.5%	19.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales increased by 8%, with mid-single-digit growth in Mature geographies and double-digit growth in Growth geographies.
•Adjusted EBITA increased to EUR 662 million and the margin improved to 18.0%, mainly driven by sales growth and productivity actions, and partly offset by higher tariffs and advertising and promotion spend.
•Restructuring, acquisition-related and other items amounted to EUR 17 million, compared with EUR 25 million in 2024.

Full year and Q4 report 2025	8

Other
Key data in millions of EUR unless otherwise stated

	January to December
	2025	2024
Sales	554	611
Income from operations	(100)	(142)
EBITA ¹	(88)	(130)
Adjusted EBITA ¹ of:	(9)	(18)
IP Royalties	315	328
Innovation	(69)	(104)
Central costs	(236)	(238)
Other	(19)	(5)
Adjusted EBITDA ¹	316	337
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Sales decreased by EUR 57 million, mainly driven by lower royalty income.
•Adjusted EBITA improved by EUR 9 million, mainly driven by lower costs, and partly offset by lower royalty income.
•Restructuring, acquisition-related and other items amounted to EUR 79 million, compared with EUR 111 million in 2024.

Full year and Q4 report 2025	9

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*, future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include, but are not limited to, macro-economic and geopolitical changes – including the war in Ukraine and ongoing tensions in the Middle East – as well as measures such as enacted and proposed tariffs and trade actions introduced in response to rising global tensions; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in artificial intelligence and health informatics in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Further information chapter included in the Annual Report 2024.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2024.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2024. Certain prior-year balances have been reclassified to conform to the current period presentation.
From September 30, 2025 uncertain tax liabilities were reclassified from non-current tax liabilities to current income tax liabilities.
Per share calculations for all periods presented have been retrospectively adjusted to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Full year and Q4 report 2025	10

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q4		January to December
	2025	2024	2025	2024
Sales	5,097	5,044	17,834	18,021
Cost of sales	(2,809)	(3,081)	(9,776)	(10,248)
Gross margin	2,288	1,963	8,058	7,773
Selling expenses	(1,147)	(1,188)	(4,342)	(4,486)
General and administrative expenses	(158)	(137)	(628)	(582)
Research and development expenses	(427)	(472)	(1,700)	(1,747)
Other business income	12	36	87	590
Other business expenses	(28)	(4)	(51)	(1,019)
Income from operations	540	199	1,424	529
Financial income	38	32	113	105
Financial expenses	(109)	(107)	(346)	(387)
Results of associates	(3)	(9)	(9)	(124)
Income before taxes	466	115	1,182	123
Income tax (expense) benefit	(73)	(449)	(282)	(963)
Income from continuing operations	393	(333)	901	(840)
Discontinued operations, net of income taxes	4	-	(4)	142
Net income	397	(333)	897	(698)

Attribution of net income
Net income attributable to shareholders ¹	395	(334)	895	(702)
Net income attributable to non-controlling interests	2	1	1	3
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q4		January to December
	2025	2024	2025	2024
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands) ¹:
Basic	951,164	949,000	948,239	952,994
Diluted	965,914	949,000	962,503	952,994
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR) ¹
Income from continuing operations	0.41	(0.35)	0.95	(0.88)
Income from discontinued operations	-	-	-	0.15
Net income	0.42	(0.35)	0.94	(0.74)
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR) ¹
Income from continuing operations	0.41	(0.35)	0.93	(0.88)
Income from discontinued operations	-	-	-	0.15
Net income	0.41	(0.35)	0.93	(0.74)
1Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Amounts may not add up due to rounding.*

Full year and Q4 report 2025	11

Condensed consolidated statements of comprehensive income
in millions of EUR*

	Q4		January to December
	2025	2024	2025	2024
Net income for the period	397	(333)	897	(698)

Pensions and other post-employment plans:
Remeasurement, before tax	7	(16)	8	(18)
Income tax effect on remeasurements	(6)	8	(3)	12

Financial assets fair value through OCI:
Net current-period change, before tax	8	(9)	(20)	(21)
Income tax effect on net current-period change	(3)	3	-	9
Total of items that will not be reclassified to Income statement	6	(14)	(15)	(17)

Currency translation differences:
Net current-period change, before tax	(14)	887	(1,641)	768
Reclassification adjustment for (gain) loss realized	(21)	(6)	(33)	(7)
Income tax effect on net current-period change and reclassification	-	(3)	3	(8)

Cash flow hedges:
Net current-period change, before tax	28	15	73	21
Reclassification adjustment for (gain) loss realized	(23)	(2)	(29)	(29)
Income tax effect on net current-period change and reclassification	(1)	(2)	(12)	3
Total of items that are or may be reclassified to Income statement	(31)	889	(1,638)	748

Other comprehensive income for the period	(25)	875	(1,653)	731

Total comprehensive income for the period	373	542	(757)	33

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	371	538	(754)	27
Non-controlling interests	2	4	(2)	6

Amounts may not add up due to rounding.*

Full year and Q4 report 2025	12

Condensed consolidated balance sheets
in millions of EUR*

	December 31, 2025	December 31, 2024
Non-current assets:
Property, plant and equipment	2,217	2,452
Goodwill	9,271	10,383
Intangible assets excluding goodwill	2,569	2,982
Non-current receivables	210	208
Investments in associates	148	257
Other non-current financial assets	704	631
Deferred tax assets	1,773	1,916
Other non-current assets	119	127
Total non-current assets	17,012	18,955

Current assets:
Inventories	2,870	3,198
Other current assets	529	588
Current derivative financial assets	81	69
Income tax receivable	60	94
Current receivables	3,530	3,672
Assets classified as held for sale	67	-
Cash and cash equivalents	2,794	2,401
Total current assets	9,932	10,022
Total assets	26,944	28,976

Equity:
Shareholders’ equity	10,957	12,006
Non-controlling interests	32	37
Group equity	10,990	12,043

Non-current liabilities:
Long-term debt	6,934	7,113
Long-term provisions	915	996
Deferred tax liabilities	93	81
Non-current contract liabilities	458	431
Other non-current liabilities	47	167
Total non-current liabilities	8,446	8,787

Current liabilities:
Short-term debt	1,151	526
Current derivative financial liabilities	34	59
Income tax liabilities	174	71
Accounts payable	1,927	1,830
Accrued liabilities	1,616	1,630
Current contract liabilities	1,490	1,699
Short-term provisions	712	1,977
Liabilities directly associated with assets held for sale	9	-
Other current liabilities	395	354
Total current liabilities	7,509	8,146
Total liabilities	15,954	16,933
Total liabilities and group equity	26,944	28,976

Amounts may not add up due to rounding.*

Full year and Q4 report 2025	13

Condensed consolidated statements of cash flows
in millions of EUR*

	Q4		January to December
	2025	2024	2025	2024
Cash flows from operating activities:
Net income (loss)	397	(333)	897	(698)
Results of discontinued operations - net of income tax	(4)	-	4	(142)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	279	462	1,125	1,390
Share-based compensation	30	29	141	96
Net loss (gain) on sale of assets	24	(28)	23	(19)
Interest income	(24)	(24)	(85)	(81)
Interest expense on debt, borrowings and other liabilities	73	67	273	270
Results of associates	3	10	9	126
Income tax expense	73	449	282	964
Decrease (increase) in working capital:	517	795	(26)	(355)
Decrease (increase) in receivables and other current assets	(199)	217	(9)	(1)
Decrease (increase) in inventories	355	393	(115)	230
Increase (decrease) in accounts payable, accrued and other current liabilities	360	185	97	(583)
Decrease (increase) in non-current receivables and other assets	23	(19)	(44)	(5)
Increase (decrease) in other liabilities	50	(9)	54	(51)
Increase (decrease) in provisions	(9)	69	(1,215)	316
Other items	24	70	104	101
Interest received	23	26	83	83
Interest paid	(41)	(44)	(253)	(261)
Dividends received from investments in associates	-	-	13	8
Income taxes received/ (paid)	(49)	(62)	(213)	(173)
Net cash provided by (used for) operating activities	1,391	1,459	1,172	1,569
Cash flows from investing activities:
Net capital expenditures	(191)	(174)	(660)	(663)
Purchase of intangible assets	(44)	(25)	(136)	(118)
Expenditures on development assets	(65)	(64)	(263)	(241)
Capital expenditures on property, plant and equipment	(83)	(83)	(269)	(317)
Proceeds from sales of property, plant and equipment	2	(2)	9	13
Net proceeds from (cash used for) derivatives and current financial assets	4	33	(67)	38
Purchase of other non-current financial assets	(11)	(38)	(46)	(123)
Proceeds from other non-current financial assets	19	23	61	57
Purchase of businesses, net of cash acquired	(5)	(2)	(3)	(8)
Sale of interests in businesses, net of cash disposed of	(13)	59	(22)	126
Net cash provided by (used for) investing activities	(196)	(100)	(737)	(573)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	(30)	1	(24)	(30)
Principal payments on short-term portion of long-term debt	(313)	(403)	(609)	(763)
Proceeds from issuance of long-term debt	16	5	1,057	710
Re-issuance of treasury shares	5	-	13	-
Purchase of treasury shares	-	(143)	-	(411)
Dividends paid to shareholders of Koninklijke Philips N.V.	-	-	(328)	(1)
Dividends paid to shareholders of non-controlling interests	-	-	(2)	(2)
Net cash provided by (used for) financing activities	(322)	(539)	107	(496)

Net cash provided by (used for) continuing operations	872	820	542	500

Net cash provided by (used for) discontinued operations	-	4	(10)	(13)

Net cash provided by (used for) continuing and discontinued operations	872	824	532	487
Effect of change in exchange rates on cash and cash equivalents	10	65	(139)	45
Cash and cash equivalents at the beginning of the period	1,912	1,512	2,401	1,869
Cash and cash equivalents at the end of the period	2,794	2,401	2,794	2,401
Amounts may not add up due to rounding.*

Full year and Q4 report 2025	14

Condensed consolidated statements of changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Cash flow hedges	Currency translation differences	Treasury shares	Share-based compensation	Fair value through OCI	Retained earnings	Total shareholders’ equity	Non-controlling interests	Group equity
			Reserves
Balance as of December 31, 2023	183	5,994	6	1,263	(262)	(166)	(390)	5,402	12,028	33	12,061
Net income	-	-	-	-	-	-	-	(702)	(702)	3	(698)
Other comprehensive income (loss)	-	-	(5)	751	-	-	(11)	(6)	729	2	731
Total comprehensive income (loss)	-	-	(5)	751	-	-	(11)	(707)	27	6	33
Dividend distributed	6	762	-	-	-	-	-	(799)	(31)	(2)	(32)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	311	(313)	(2)	-	(2)
Forward contracts	-	-	-	-	(310)	-	-	251	(59)	-	(59)
Cancellation of treasury shares	(1)	-	-	-	167	-	-	(166)	-	-	-
Purchase of treasury shares	-	-	-	-	(60)	-	-	-	(60)	-	(60)
Share-based compensation plans	-	-	-	-	54	65	-	(18)	101	-	101
Balance as of December 31, 2024	188	6,755	1	2,014	(411)	(102)	(90)	3,650	12,006	37	12,043

Balance as of December 31, 2024	188	6,755	1	2,014	(411)	(102)	(90)	3,650	12,006	37	12,043
Net income	-	-	-	-	-	-	-	895	895	1	897
Other comprehensive income (loss)	-	-	32	(1,667)	-	-	(19)	4	(1,649)	(4)	(1,653)
Total comprehensive income (loss)	-	-	32	(1,667)	-	-	(19)	900	(754)	(2)	(757)
Dividend distributed	5	457	-	-	-	-	-	(789)	(328)	(2)	(330)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	21	(21)	-	-	-
Forward contracts	-	-	-	-	-	-	-	(125)	(125)	-	(125)
Share-based compensation plans	-	-	-	-	113	85	-	(39)	159	-	159
Balance as of December 31, 2025	193	7,212	33	347	(298)	(17)	(89)	3,575	10,957	32	10,990

Amounts may not add up due to rounding.*

Full year and Q4 report 2025	15

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 9.9, Reconciliation of non-IFRS information, of the Annual Report 2024 and to the Forward-looking statements and other information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Refer to Forward-looking statements and other information.

Sales growth composition in %

	Q4 2025				January to December
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2025 versus 2024
Diagnosis & Treatment	(1.5%)	0.0%	5.2%	3.7%	(2.9%)	0.3%	2.8%	0.1%
Connected Care	(0.3%)	0.7%	6.2%	6.6%	(1.1%)	0.8%	3.1%	2.8%
Personal Health	8.9%	0.0%	4.8%	13.6%	5.4%	0.0%	3.1%	8.4%
Philips Group	1.1%	0.3%	5.3%	6.6%	(1.0%)	0.5%	2.8%	2.3%
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR unless otherwise stated

	Q4		January to December
	2025	2024	2025	2024
Net income	397	(333)	897	(698)
Discontinued operations, net of income taxes	(4)	-	4	(142)
Income from continuing operations	393	(333)	901	(840)
Income from continuing operations attributable to non-controlling interests	(2)	(1)	(1)	(3)
Income from continuing operations attributable to shareholders ¹	391	(334)	899	(843)
Adjustments for:
Amortization and impairment of acquired intangible assets	51	193	240	392
Restructuring and acquisition-related charges	91	118	260	326
Other items:	88	168	270	830
Respironics litigation provision	-	-	-	984
Respironics insurance income	-	-	-	(538)
Respironics field-action running costs	21	26	112	133
Respironics consent decree charges	29	48	97	113
Quality actions	47	92	89	123
Contract settlement gain	(4)	-	(27)	-
Remaining items	(5)	1	(1)	16
Net finance expenses	25	7	28	23
Tax impact on adjusting items ²	(66)	(123)	(192)	(370)
Tax effect of derecognition of US deferred tax asset	-	445	-	941
Adjusted income from continuing operations attributable to shareholders ¹	581	474	1,506	1,300
Earnings per common share ³:
Income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.41	(0.35)	0.93	(0.88)
Adjusted income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.60	0.50	1.56	1.36
1Shareholders refers to shareholders of Koninklijke Philips N.V.
2Includes deferred tax assets derecognized in the line below
³ Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Full year and Q4 report 2025	16

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2025
Net income	397
Discontinued operations, net of income taxes	(4)
Income tax expense (benefit)	73
Results of associates	3
Financial expenses	109
Financial income	(38)
Income from operations	540	225	92	250	(27)
Amortization and impairment of acquired intangible assets	51	18	26	3	3
EBITA	591	243	119	253	(24)
Restructuring and acquisition-related charges	91	8	60	4	19
Other items:	88	33	56	-	(2)
Quality actions	47	33	14	-	-
Respironics field-action running costs	21	-	21	-	-
Respironics consent decree charges	29	-	29	-	-
Contract settlement gain	(4)	-	(4)	-	-
Remaining items	(5)	-	(4)	-	(2)
Adjusted EBITA	770	284	235	257	(6)
Depreciation, amortization and impairment of fixed assets and other intangible assets	228	53	59	22	94
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(8)	-	(1)	-	(7)
Adjusted EBITDA	991	336	293	280	81

January to December 2025
Net income	897
Discontinued operations, net of income taxes	4
Income tax expense (benefit)	282
Results of associates	9
Financial expenses	346
Financial income	(113)
Income from operations	1,424	804	89	631	(100)
Amortization and impairment of acquired intangible assets	240	73	141	14	12
EBITA	1,665	877	230	645	(88)
Restructuring and acquisition-related charges	260	43	126	17	74
Other items:	270	77	188	-	5
Respironics field-action running costs	112	-	112	-	-
Respironics consent decree charges	97	-	97	-	-
Quality actions	89	77	12	-	-
Contract settlement gain	(27)	-	(27)	-	-
Remaining items	(1)	-	(6)	-	5
Adjusted EBITA	2,195	998	544	662	(9)
Depreciation, amortization and impairment of fixed assets and other intangible assets	885	191	263	98	332
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(33)	(1)	(17)	(9)	(7)
Adjusted EBITDA	3,046	1,188	791	752	316

Full year and Q4 report 2025	17

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2024
Net income	(333)
Discontinued operations, net of income taxes	-
Income tax expense (benefit)	449
Results of associates	9
Financial expenses	107
Financial income	(32)
Income from operations	199	3	58	176	(38)
Amortization and impairment of acquired intangible assets	193	156	30	4	4
EBITA	393	159	88	180	(34)
Restructuring and acquisition-related charges	118	97	(1)	5	17
Other items:	168	39	127	-	2
Respironics field-action running costs	26	-	26	-	-
Respironics consent decree charges	48	-	48	-	-
Quality actions	92	39	53	-	-
Remaining items	1	-	(1)	-	2
Adjusted EBITA	679	295	214	185	(15)
Depreciation, amortization and impairment of fixed assets and other intangible assets	268	90	70	28	81
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(43)	(36)	(8)	(2)	3
Adjusted EBITDA	905	349	276	211	69

January to December 2024
Net income	(698)
Discontinued operations, net of income taxes	(142)
Income tax expense (benefit)	963
Results of associates	124
Financial expenses	387
Financial income	(105)
Income from operations	529	592	(466)	544	(142)
Amortization and impairment of acquired intangible assets	392	225	141	15	12
EBITA	921	817	(324)	559	(130)
Restructuring and acquisition-related charges	326	157	53	25	92
Other items:	830	45	765	-	20
Respironics litigation provision	984	-	984	-	-
Respironics insurance income	(538)	-	(538)	-	-
Respironics field-action running costs	133	-	133	-	-
Respironics consent decree charges	113	-	113	-	-
Quality actions	123	45	78	-	-
Remaining items	16	-	(4)	-	20
Adjusted EBITA	2,077	1,018	494	584	(18)
Depreciation, amortization and impairment of fixed assets and other intangible assets	998	240	262	102	394
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(93)	(39)	(8)	(7)	(39)
Adjusted EBITDA	2,982	1,219	747	679	337

Full year and Q4 report 2025	18

Composition of free cash flow in millions of EUR

	Q4		January to December
	2025	2024	2025	2024
Net cash flows from operating activities	1,391	1,459	1,172	1,569
Net capital expenditures	(191)	(174)	(660)	(663)
Purchase of intangible assets	(44)	(25)	(136)	(118)
Expenditures on development assets	(65)	(64)	(263)	(241)
Capital expenditures on property, plant and equipment	(83)	(83)	(269)	(317)
Proceeds from sales of property, plant and equipment	2	(2)	9	13
Free cash flow	1,200	1,285	512	906
Composition of net debt to group equity in millions of EUR unless otherwise stated

	December 31, 2025	September 30, 2025	December 31, 2024
Long-term debt	6,934	7,237	7,113
Short-term debt	1,151	1,148	526
Total debt	8,084	8,385	7,639
Cash and cash equivalents	2,794	1,912	2,401
Net debt	5,290	6,473	5,238
Shareholders’ equity	10,957	10,552	12,006
Non-controlling interests	32	31	37
Group equity	10,990	10,583	12,043
Net debt : group equity ratio	32:68	38:62	30:70

Full year and Q4 report 2025	19

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2025				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,097	4,338	4,302	5,097	4,138	4,462	4,377	5,044
Nominal sales growth	(1%)	(3%)	(2%)	1%	(1%)	0%	(2%)	0%
Comparable sales growth ¹	(2%)	1%	3%	7%	2%	2%	0%	1%
Comparable order intake ²	2%	6%	8%	7%	(4%)	9%	(2%)	2%
Gross margin	1,849	2,011	1,911	2,288	1,815	1,989	2,006	1,963
as a % of sales	45%	46%	44%	45%	44%	45%	46%	39%
Selling expenses	(1,087)	(1,084)	(1,024)	(1,147)	(1,096)	(1,127)	(1,075)	(1,188)
as a % of sales	(27%)	(25%)	(24%)	(23%)	(26%)	(25%)	(25%)	(24%)
G&A expenses	(161)	(155)	(154)	(158)	(136)	(158)	(151)	(137)
as a % of sales	(4%)	(4%)	(4%)	(3%)	(3%)	(4%)	(3%)	(3%)
R&D expenses	(457)	(402)	(414)	(427)	(419)	(424)	(433)	(472)
as a % of sales	(11%)	(9%)	(10%)	(8%)	(10%)	(9%)	(10%)	(9%)
Income from operations	154	400	330	540	(824)	816	337	199
as a % of sales	4%	9%	8%	11%	(20%)	18%	8%	4%
Net income	72	240	187	397	(998)	452	181	(333)
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.09	0.25	0.19	0.41	(1.05)	0.32	0.19	(0.35)
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.36	0.36	0.60	0.25	0.30	0.32	0.50
EBITA ¹	211	453	409	591	(751)	876	404	393
as a % of sales	5.2%	10.5%	9.5%	11.6%	(18.1%)	19.6%	9.2%	7.8%
Adjusted EBITA ¹	354	540	531	770	388	495	516	679
as a % of sales	8.6%	12.4%	12.3%	15.1%	9.4%	11.1%	11.8%	13.5%
Adjusted EBITDA ¹	571	747	738	991	609	733	735	905
as a % of sales	13.9%	17.2%	17.2%	19.4%	14.7%	16.4%	16.8%	17.9%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	925,084	950,574	950,979	951,289	904,257	934,117	931,986	925,009
Shareholders’ equity per common share in EUR	12.64	10.92	11.10	11.52	12.56	12.72	12.27	12.98
Net debt : group equity ratio ¹	35:65	39:61	38:62	32:68	36:64	35:65	36:64	30:70
Philips employees ⁴	65,553	65,566	65,284	64,817	67,072	66,786	67,371	66,116
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance Indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.
4The number of employees is expressed in full-time equivalents (FTE) and now excludes third-party workers. Prior periods have been adjusted for comparability.

Full year and Q4 report 2025	20

Year-to-date statistics in millions of EUR unless otherwise stated

	2025				2024
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,097	8,434	12,736	17,834	4,138	8,600	12,977	18,021
Nominal sales growth	(1%)	(2%)	(2%)	(1%)	(1%)	0%	(1%)	(1%)
Comparable sales growth ¹	(2%)	(1%)	1%	2%	2%	2%	1%	1%
Comparable order intake ²	2%	4%	6%	6%	(4%)	3%	1%	1%
Gross margin	1,849	3,859	5,770	8,058	1,815	3,804	5,810	7,773
as a % of sales	45%	46%	45%	45%	44%	44%	45%	43%
Selling expenses	(1,087)	(2,171)	(3,195)	(4,342)	(1,096)	(2,223)	(3,298)	(4,486)
as a % of sales	(27%)	(26%)	(25%)	(24%)	(26%)	(26%)	(25%)	(25%)
G&A expenses	(161)	(316)	(470)	(628)	(136)	(294)	(445)	(582)
as a % of sales	(4%)	(4%)	(4%)	(4%)	(3%)	(3%)	(3%)	(3%)
R&D expenses	(457)	(859)	(1,273)	(1,700)	(419)	(843)	(1,275)	(1,747)
as a % of sales	(11%)	(10%)	(10%)	(10%)	(10%)	(10%)	(10%)	(10%)
Income from operations	154	554	884	1,424	(824)	(8)	329	529
as a % of sales	4%	7%	7%	8%	(20%)	0%	3%	3%
Net income	72	312	499	897	(998)	(546)	(365)	(698)
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.09	0.34	0.53	0.93	(1.05)	(0.72)	(0.53)	(0.88)
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.61	0.96	1.56	0.25	0.55	0.87	1.36
EBITA ¹	211	665	1,074	1,665	(751)	125	528	921
as a % of sales	5.2%	7.9%	8.4%	9.3%	(18.1%)	1.5%	4.1%	5.1%
Adjusted EBITA ¹	354	894	1,425	2,195	388	882	1,399	2,077
as a % of sales	8.6%	10.6%	11.2%	12.3%	9.4%	10.3%	10.8%	11.5%
Adjusted EBITDA ¹	571	1,317	2,056	3,046	609	1,342	2,077	2,982
as a % of sales	13.9%	15.6%	16.1%	17.1%	14.7%	15.6%	16.0%	16.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance Indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

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Full year and Q4 report 2025	21